Exhibit 99.1

HUYA Inc. Reports Third Quarter 2019 Unaudited Financial Results

GUANGZHOU, China, Nov. 12, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•	Total net revenues for the third quarter of 2019 increased by 77.4% to RMB2,265.1 million (US$316.9 million), from RMB1,276.6 million in the same period of 2018.

•	Net income attributable to Huya was RMB123.2 million (US$17.2 million) for the third quarter of 2019, representing an increase of 117.1% from RMB56.8 million in the same period of 2018.

•	Non-GAAP net income attributable to Huya[1] was RMB206.4 million (US$28.9 million) for the third quarter of 2019, representing an increase of 70.5% from RMB121.0 million in the same period of 2018.

•	Average mobile MAUs[2] in the third quarter of 2019 reached 63.8 million, representing an increase of 29.1% from 49.4 million in the third quarter of 2018.

•	Average MAUs[3] in the third quarter of 2019 reached 146.1 million, representing an increase of 47.6% from 99.0 million in the third quarter of 2018.

•	Total number of paying users[4] in the third quarter of 2019 reached 5.3 million, representing an increase of 28.5% from 4.2 million in the third quarter of 2018.

“We had another strong quarter exceeding the high end of Company’s revenue guidance, together with positive achievement in technology initiatives that further enhanced user and broadcaster experience on Huya’s platform,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Our robust MAU growth in the third quarter of 2019 was highlighted by a 14.1% quarter-over-quarter increase in mobile MAUs, thanks to the execution of mobile strategy and continued promotion efforts on e-sports activities in the summer. Having delivered a proven track record of outstanding performance, we are confident that Huya will sustain growth of its core business, setting a firm foundation to explore more diversified opportunities in both domestic and overseas markets over the long term.”

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “Huya’s solid third quarter results further reflected our execution capability to drive steady growth and our ability to optimize efficiency at the same time. In the third quarter of 2019, non-GAAP gross margin improved to 18.3% from 16.9% in the previous quarter, due to leveraging improvement across content cost and bandwidth utilization. In addition, non-GAAP operating income margin increased to 6.5%, compared with 5.8% on a sequential basis, driven by operating leverage and the ROI-oriented marketing expenditure strategy across the globe. Encouraged by the continued monetization capability and strengthened cost efficiencies, we believe Huya is well positioned to maximize long-term shareholder value.”

[1]

“Non-GAAP net income attributable to Huya” is defined as net income attributable to Huya before share-based compensation expenses, fair value loss on derivative liabilities, and gain on fair value change of investments and equity investee’s investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[3]

Refers to average monthly active users on Huya’s domestic platform (excluding active users of Nimo TV). Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

[4]	Refers to a registered user (excluding the registered users of Nimo TV) that has purchased virtual items on Huya’s domestic platform at least once during the period presented.

Third Quarter 2019 Financial Results

Total net revenues for the third quarter of 2019 increased by 77.4% to RMB2,265.1 million (US$316.9 million), from RMB1,276.6 million in the same period of 2018.

Live streaming revenues increased by 77.2% to RMB2,156.1 million (US$301.7 million) in the third quarter of 2019, from RMB1,216.5 million in the same period of 2018, primarily due to the increase in both average spending per paying user and the number of paying users on Huya’s platform. The increase in average spending per paying user was primarily driven by the enhancement of content attractiveness, the improvement in user experience and the optimization of product features. The increase in the number of paying users was primarily driven by the Company’s mobile strategy, diversification of content offerings and continued efforts in promotion activities and converting active users into paying users.

Advertising and other revenues increased by 81.3% to RMB109.0 million (US$15.2 million) in the third quarter of 2019, from RMB60.1 million in the same period of 2018, primarily driven by rising demand from gaming advertisers, the newly launched advertising distribution platform by the Company and further recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 71.7% to RMB1,858.8 million (US$260.1 million) in the third quarter of 2019 from RMB1,082.9 million in the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs, as well as the increase in headcount of personnel involved in the operations of Company’s platforms.

Revenue sharing fees and content costs increased by 78.8% to RMB1,508.9 million (US$211.1 million) in the third quarter of 2019 from RMB844.0 million in the same period of 2018, primarily due to the increase in virtual item revenue sharing fees in relation to higher live streaming revenues and continued spending in e-sports content and content creators in both domestic and overseas markets, partially offset by benefits from economies of scale.

Bandwidth costs increased by 21.0% to RMB210.5 million (US$29.4 million) in the third quarter of 2019 from RMB174.0 million in same period of 2018, primarily due to an increase in bandwidth usage as a result of increased user base on Huya’s platforms and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continued deployment of new technologies in content distribution.

Gross profit increased by 109.7% to RMB406.3 million (US$56.8 million) in the third quarter of 2019 from RMB193.7 million in the same period of 2018. Gross margin increased to 17.9% in the third quarter of 2019 from 15.2% in the same period of 2018.

Research and development expenses increased by 80.9% to RMB135.0 million (US$18.9 million) for the third quarter of 2019 from RMB74.6 million for the third quarter of 2018, mainly attributable to increases in headcount of research and development personnel and share-based compensation expenses related to the share awards newly granted in the third quarter of 2019.

Sales and marketing expenses increased by 98.2% to RMB122.3 million (US$17.1 million) for the third quarter of 2019 from RMB61.7 million for the third quarter of 2018. The increase was primarily attributable to the increased marketing expenses associated with promoting our products and brand name in both domestic and overseas market, including summer promotion activities for e-sports events and cooperation with various marketing channels.

General and administrative expenses increased by 35.3% to RMB96.3 million (US$13.5 million) for the third quarter of 2019 from RMB71.2 million for the third quarter of 2018, mainly due to increase in headcount and improvement to compensation of general and administrative personnel.

Operating income was RMB63.9 million (US$8.9 million) for the third quarter of 2019, compared with an operating loss of RMB2.7 million in the same period of 2018.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 139.0% to RMB147.0 million (US$20.6 million) for the third quarter of 2019 from RMB61.5 million in the same period of 2018.

Income tax expenses were RMB27.9 million (US$3.9 million) for the third quarter of 2019, compared with income tax benefits of RMB8.6 million in the same period of 2018.

Net income attributable to HUYA Inc. in the third quarter increased by 117.1% to RMB123.2 million (US$17.2 million), from RMB56.8 million in the same period of 2018.

Non-GAAP net income attributable to HUYA Inc. in the third quarter of 2019, which excludes share-based compensation expenses, increased by 70.5% to RMB206.4 million (US$28.9 million), from RMB121.0 million in the same period of 2018.

Diluted net income per American depositary share (“ADS”) was RMB0.52 (US$0.07) for the third quarter of 2019, compared with RMB0.26 for the same period of 2018. Each ADS represents one Class A ordinary share.

Non-GAAP diluted net income per ADS was RMB0.87 (US$0.12) for the third quarter of 2019, compared with RMB0.55 for the same period of 2018.

Balance Sheets and Cash Flows

As of September 30, 2019, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB9,537.2 million (US$1,334.3 million).

Net cash provided by operating activities was RMB302.2 million (US$42.3 million) for the third quarter of 2019, compared with net cash provided by operating activities of RMB237.7 million in the same period of 2018.

Business Outlook

For the fourth quarter of 2019, Huya currently expects total net revenues to be in the range of RMB2,340 million to RMB2,420 million, representing a year-over-year growth of between 55.5% and 60.8%. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 12, 2019 (9:00 a.m. Beijing/Hong Kong time on November 13, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong, China:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	6985869

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Conference ID as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 19, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	6985869

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders, which may not recur in the future, and (iii) gain on fair value change of investments and equity investee’s investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,019	1,437,283	201,083
Restricted cash	—	64,000	8,954
Short-term deposits	4,983,825	7,042,327	985,258
Short-term investments	300,162	1,057,606	147,965
Accounts receivable, net	43,849	117,779	16,478
Amounts due from related parties	238,839	46,960	6,570
Prepayments and other current assets	319,493	372,446	52,107

Total current assets	6,595,187	10,138,401	1,418,415

Non-current assets
Deferred tax assets	30,945	35,123	4,914
Investments	219,827	367,798	51,457
Property and equipment, net	87,419	105,960	14,824
Intangible assets, net	51,979	47,682	6,671
Right-of-use assets, net	—	108,797	15,221
Prepayments and other non-current assets	120,830	127,824	17,883

Total non-current assets	511,000	793,184	110,970

Total assets	7,106,187	10,931,585	1,529,385

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	9,221	10,985	1,537
Deferred revenue	469,378	740,233	103,562
Advances from customers	14,403	38,251	5,352
Income taxes payable	—	33,618	4,703
Accrued liabilities and other current liabilities	852,771	1,155,958	161,726
Amounts due to related parties	34,673	166,043	23,230
Lease liabilities due within one year	—	29,764	4,164

Total current liabilities	1,380,446	2,174,852	304,274

Non-current liabilities
Lease liabilities	—	77,252	10,808
Deferred revenue	80,734	148,701	20,804

Total non-current liabilities	80,734	225,953	31,612

Total liabilities	1,461,180	2,400,805	335,886

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2018 and September 30, 2019, respectively; 44,639,737 and 64,569,632 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	29	43	6
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2018 and September 30, 2019, respectively; 159,157,321 and 154,357,321 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	104	101	14
Additional paid-in capital	7,667,855	9,990,286	1,397,692
Statutory reserves	34,634	34,634	4,845
Accumulated deficit	(2,424,182)	(2,115,679)	(295,994)
Accumulated other comprehensive income	366,567	621,395	86,936

Total shareholders’ equity	5,645,007	8,530,780	1,193,499

Total liabilities and shareholders’ equity	7,106,187	10,931,585	1,529,385

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,216,467	1,921,485	2,156,106	301,650	3,001,063	5,630,073	787,676
Advertising and others	60,130	88,976	108,986	15,248	157,448	276,958	38,748

Total net revenues	1,276,597	2,010,461	2,265,092	316,898	3,158,511	5,907,031	826,424

Cost of revenues(1)	(1,082,857)	(1,674,793)	(1,858,772)	(260,052)	(2,667,355)	(4,891,670)	(684,370)

Gross profit	193,740	335,668	406,320	56,846	491,156	1,015,361	142,054

Operating expenses(1)
Research and development expenses	(74,625)	(105,411)	(134,969)	(18,883)	(186,047)	(330,424)	(46,228)
Sales and marketing expenses	(61,702)	(119,592)	(122,316)	(17,113)	(129,324)	(320,072)	(44,780)
General and administrative expenses	(71,201)	(74,328)	(96,318)	(13,475)	(195,457)	(256,457)	(35,880)
Total operating expenses	(207,528)	(299,331)	(353,603)	(49,471)	(510,828)	(906,953)	(126,888)

Other income	11,072	31,332	11,148	1,560	27,814	51,344	7,183

Operating (loss) income	(2,716)	67,669	63,865	8,935	8,142	159,752	22,349

Interest and short-term investment income	50,818	75,021	86,539	12,107	103,846	216,145	30,240
Fair value loss on derivative liabilities	—	—	—	—	(2,285,223)	—	—
Foreign currency exchange gains, net	98	787	645	90	98	1,058	148

Income (loss) before income tax benefits (expenses)	48,200	143,477	151,049	21,132	(2,173,137)	376,955	52,737

Income tax benefits (expenses)	8,562	(21,632)	(27,879)	(3,900)	19,096	(68,479)	(9,581)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	56,762	121,845	123,170	17,232	(2,154,041)	308,476	43,156

Share of income (loss) in equity method investments, net of income taxes	10	(44)	72	10	116,773	27	4

Net income (loss) attributable to HUYA Inc.	56,772	121,801	123,242	17,242	(2,037,268)	308,503	43,160

Accretion to Preferred Shares redemption value	—	—	—	—	(71,628)	—	—
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	(496,995)	—	—

Net income (loss) attributable to ordinary shareholders	56,772	121,801	123,242	17,242	(2,605,891)	308,503	43,160

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ADS*
–Basic	0.28	0.56	0.56	0.08	(16.88)	1.45	0.20
–Diluted	0.26	0.52	0.52	0.07	(16.88)	1.34	0.19
Net income (loss) per ordinary share
–Basic	0.28	0.56	0.56	0.08	(16.88)	1.45	0.20
–Diluted	0.26	0.52	0.52	0.07	(16.88)	1.34	0.19

Weighted average number of ADS used in calculating net income (loss) per ADS
–Basic	203,797,058	216,857,816	218,869,547	218,869,547	154,369,888	213,271,560	213,271,560
–Diluted	221,763,259	234,004,023	236,176,000	236,176,000	154,369,888	230,613,572	230,613,572

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,902	4,270	8,497	1,189	6,810	16,787	2,349
Research and development expenses	11,613	13,931	24,172	3,382	19,244	49,927	6,985
Sales and marketing expenses	75	907	1,468	205	1,225	3,279	459
General and administrative expenses	48,639	29,501	48,987	6,854	135,421	129,566	18,127

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	193,740	335,668	406,320	56,846	491,156	1,015,361	142,054
Share-based compensation expenses allocated in cost of revenues	3,902	4,270	8,497	1,189	6,810	16,787	2,349

Non-GAAP gross profit	197,642	339,938	414,817	58,035	497,966	1,032,148	144,403

Operating (loss) income	(2,716)	67,669	63,865	8,935	8,142	159,752	22,349
Share-based compensation expenses	64,229	48,609	83,124	11,630	162,700	199,559	27,920

Non-GAAP operating income	61,513	116,278	146,989	20,565	170,842	359,311	50,269

Net income (loss) attributable to HUYA Inc.	56,772	121,801	123,242	17,242	(2,037,268)	308,503	43,160
Gain on fair value change of investments and equity investee’s investments	—	—	—	—	(116,654)	—	—
Fair value loss on derivative liabilities	—	—	—	—	2,285,223	—	—
Share-based compensation expenses	64,229	48,609	83,124	11,630	162,700	199,559	27,920

Non-GAAP net income attributable to HUYA Inc.	121,001	170,410	206,366	28,872	294,001	508,062	71,080

Net income (loss) attributable to ordinary shareholders	56,772	121,801	123,242	17,242	(2,605,891)	308,503	43,160
Gain on fair value change of investments and equity investee’s investments	—	—	—	—	(116,654)	—	—
Fair value loss on derivative liabilities	—	—	—	—	2,285,223	—	—
Share-based compensation expenses	64,229	48,609	83,124	11,630	162,700	199,559	27,920
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	496,995	—	—

Non-GAAP net income attributable to ordinary shareholders	121,001	170,410	206,366	28,872	222,373	508,062	71,080

Non-GAAP net income per ordinary share
–Basic	0.59	0.79	0.94	0.13	1.44	2.38	0.33
–Diluted	0.55	0.73	0.87	0.12	1.32	2.20	0.31

Non-GAAP net income per ADS
–Basic	0.59	0.79	0.94	0.13	1.44	2.38	0.33
–Diluted	0.55	0.73	0.87	0.12	1.32	2.20	0.31

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
–Basic	203,797,058	216,857,816	218,869,547	218,869,547	154,369,888	213,271,560	213,271,560
–Diluted	221,763,259	234,004,023	236,176,000	236,176,000	168,062,881	230,613,572	230,613,572